Exhibit

Exhibit Description

99.1	Announcement on 2013/06/11: To announce related materials on acquisition of machinery and equipment

99.2	Announcement on 2013/06/11: To announce related materials on acquisition of machinery and equipment

99.3	Announcement on 2013/06/11: Important resolutions from UMC 2013 Annual General Meeting

99.4	Announcement on 2013/06/11: UMC 2013 Annual General Meeting has approved to release the Director from non-competition restrictions

99.5	Announcement on 2013/06/13: To announce related materials on acquisition of facilities and equipment

99.6	Announcement on 2013/06/19: The Company announced the record date for cash dividend

99.7	Announcement on 2013/06/19: The Board of Directors resolved to adjust cash dividend ratio

99.8	Announcement on 2013/06/19: UMC’s Board approved to survey an investment plan for third-party fab(s)

99.9	Announcement on 2013/06/20: To announce related materials on disposal of common shares of PixArt Imaging Inc. on behalf of Fortune Venture Capital Corporation

99.10	Announcement on 2013/06/20: To announce related materials on disposal of Novatek Corp. securities

99.11	Announcement on 2013/06/10: May Revenue

99.12	Announcement on 2013/06/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2013/02/07~2013/06/11
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: a batch; average unit price: $ 513,595,650 NTD; total transaction price: $ 513,595,650 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-TENCOR CORPORATION ; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
transaction: price negotiation; the reference basis for the decision on price:
market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: None
16.Concrete purpose or use of the acquisition or disposition: For production
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified: None

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2013/05/02~2013/06/11
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: a batch; average unit price: $ 550,318,364 NTD; total transaction price: $ 550,318,364 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL ; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
transaction: price negotiation; the reference basis for the decision on price:
market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: None
16.Concrete purpose or use of the acquisition or disposition: For production
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified: None

Exhibit 99.3

Important resolutions from UMC 2013 Annual General Meeting

1.Date of the shareholders’ meeting:2013/06/11
2.Important resolutions:
(1) Approved the 2012 business report and financial statements
(2) Approved the 2012 retained earnings distribution
(3) Approved to amend the Company’s “Loan Procedure”
(4) Approved to amend the Company’s “Endorsements and Guarantees Procedure”

(5)	Approved the issuance plan for private placement of common shares, ADR/GDR or CB/ECB, including Secured or Unsecured Corporate Bonds, to no more than 10% of registered capital

(6) Approved to release Directors from non-competition restrictions
3.Endorsement of the annual financial statements (indicate “yes” or “no”):yes
4.Any other matters that need to be specified:none

Exhibit 99.4

UMC 2013 Annual General Meeting has approved to release the Director from non-competition restrictions

1.Date of the shareholders’ meeting resolution:2013/06/11

2.Name and title of the director with permission to engage in competitive conduct:

Stan Hung and Po-Wen Yen, the directors

3.Items of competitive conduct in which the director is permitted to engage:

To act as the director of Best Elite International, Limited, the holding company of He Jian Technology (Suzhou) Co., Ltd.

4.Period of permission to engage in the competitive conduct:

Same as the period of 12th term of Board of Directors

5.Circumstances of the resolution (please describe the results of the voting under Article 209 of the Company Act): Proposal Approved Upon Voting

Voting Result:9,772,001,739 shares were represented at the time of voting;

(among them, 3,983,072,070 shares voted via electronic transmission),

8,573,884,289 shares voted for the proposal, (among them, 3,178,504,812 shares voted via electronic transmission); 14,811,850 shares voted against the proposal (among them, 14,811,850 shares voted via electronic transmission)

6.If the permitted competitive conduct is business of a mainland China area enterprise, the name and title of the director (if it is not business of a mainland China area enterprise, please enter “not applicable” below):

Stan Hung and Po-Wen Yen, the directors

7.Company name of the mainland China area enterprise and the director’s position in the enterprise:

To act as the director of Best Elite International, Limited, the holding company of He Jian Technology (Suzhou) Co., Ltd.

8.Address of the mainland China area enterprise:

No.333,Xing Hua Stree,Suzhou Industrial Park.Suzhou P.R.C.

9.Business items of the mainland China area enterprise:Foundry

10.Degree of effect on the Company’s finances and business:None

11.If the director has invested in the mainland China area enterprise, the monetary amount of the director’s investment and the director’s shareholding ratio:None

12.Any other matters that need to be specified:None

Exhibit 99.5

To announce related materials on acquisition of facilities and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Facilities and equipment
2.Date of the occurrence of the event: 2012/08/01~2013/06/13
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: a batch; average unit price: $ 507,164,102 NTD; total transaction price: $ 507,164,102 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): WHOLETECH SYSTEM HITECH LIMITED ; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
transaction: price negotiation; the reference basis for the decision on price:
market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: None
16.Concrete purpose or use of the acquisition or disposition: For production
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified: None

Exhibit 99.6

The Company announced the record date for cash dividend

1.Date of the resolution by the board of directors or shareholders’ meeting or decision by the Company: 2013/06/19

2.Type of ex-rights or ex-dividend (please enter: “Ex-rights”, “Ex-dividend”, or “Ex-rights and dividend”): Ex-dividend

3.Type and monetary amount of dividend distribution:

Cash dividend NTD$5,061,310,216, each common share is entitled to recieve NTD$0.40639654

4.Ex-rights (ex-dividend) trading date:2013/07/08
5.Last date before book closure:2013/07/09
6.Book closure starting date:2013/07/10
7.Book closure ending date:2013/07/14
8.Ex-rights (ex-dividend) record date:2013/07/14

9.Any other matters that need to be specified:Cash dividend for common shares is estimated to be paid on 2013/08/08.

Exhibit 99.7

The Board of Directors resolved to adjust cash dividend ratio

1.Date of the resolution of the board of directors or shareholders’meeting:2013/06/19
2.Type and monetary amount of original dividend distribution:

Cash dividend NTD$5,061,310,216, each common share is entitled to recieve NTD$0.4

3.Type monetary amount of dividend distribution after the change:

Cash dividend NTD$5,061,310,216, each common share is entitled to recieve NTD$0.40639654

4.Reason for the change:

Due to employee stock options having been exercised and the company repurchase of treasury             shares, the number of outstanding common shares changed accordingly, resulting in the adjustment of cash dividend ratio.

5.Any other matters that need to be specified:None

Exhibit 99.8

UMC’s Board approved to survey an investment plan for third-party fab(s)

1.Date of occurrence of the event:2013/06/19
2.Company name:UNITED MICROELECTRONICS CORP.
3.Relationship to the Company (please enter “head office” or “subsidiaries”):head office
4.Reciprocal shareholding ratios:N/A
5.Cause of occurrence:

UMC’s board approved to survey an investment plan for third-party fab(s)

6.Countermeasures:None
7.Any other matters that need to be specified:

Content of the investment plan:

To survey appropriate targets to invest or cooperate, then to acquire shares, capacity or equipment of fab(s) through investment, shares acquisition and/or purchase within the budget of no more than US$300 million.

Concrete purpose/objective:

To speed up the development of new markets and new customers that could help UMC’s growth in the industry. The company will follow up the plan to execute the documents, file the application for governmental approval and prepare and submit the public announcement.

Exhibit 99.9

To announce related materials on disposal of common shares of PixArt Imaging Inc. on behalf of
Fortune Venture Capital Corporation

1.Name of the securities:common shares of PixArt Imaging Inc.

2.Trading date:2012/09/25~2013/06/20

3.Trading volume, unit price, and total monetary amount of the transaction:

Trading volume: 4,340,834 shares, unit price:NTD 69.56,
total monetary amount: NTD 301,944,857

4.Gain (or loss) (not applicable in case of acquisition of securities): NTD 248,014,661

5.Relationship with the underlying company of the trade: none

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

cumulative volume: 3,726,494 shares; amount: NTD 46,297,701; percentage of holdings:2.77%;

status of restriction of rights: no

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:

ratio of total assets: 1.60%
ratio of shareholder’s equity: 2.24%
the operational capital as shown in the most recent
financial statement:$ 54,496,969 thousand NTD

8.Concrete purpose/objective of the acquisition or disposal: financing operation

9.Do the directors have any objections to the present transaction?: none

10.Any other matters that need to be specified: none

Exhibit 99.10

To announce related materials on disposal of Novatek Corp. securities

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield): Common shares of Novatek Technology Corporation

2.Date of occurrence of the event:2013/02/01~2013/06/20
3.Volume, unit price, and total monetary amount of the transaction:

trading volume:5,018,383 shares;average unit price:$91.1045 NTD;

total amount:$457,197,273 NTD

4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

Shares Conversion of zero coupon exchangeable bonds due 2014

5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): Not applicable

8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):

Gain of $301,902,181 NTD

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

Shares Conversion of zero coupon exchangeable bonds due 2014

10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Based on the offering memorandum.

11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

cumulative volume:16,444,587 shares;amount:$508,882,213 NTD; percentage of holdings:2.71%

12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

ratio of total assets:12.69%

ratio of shareholder’s equity:17.78%;

the operational capital as shown in the most recent financial statement:

$54,496,969 thousand NTD

13.Broker and broker’s fee:None
14.Concrete purpose or use of the acquisition or disposition:

Shares Conversion of zero coupon exchangeable bonds due 2014

15.Net worth per share of company underlying securities acquired or disposed of:Not applicable
16.Do the directors have any objection to the present transaction?: Not applicable

17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:No

18.Any other matters that need to be specified:None

Exhibit 99.11

June 10, 2013
This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3)
Endorsements and guarantees 4) Financial derivative transactions for the period of April 2013.

1)	Sales volume (NT$ Thousand)

Period	Items	2013	2012	Changes	%
May	Net sales	10,863,111	10,328,599	534,512	5.18%
2013	Net sales	48,925,254	46,965,772	1,959,482	4.17%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand) :

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	1,385,000	1,385,000	41,943,082
Note : On December 19, 2012, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,400 million.

4)	Financial derivatives transactions : None

Exhibit 99.12

United Microelectronics Corporation
For the month of May, 2013

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares pledged as of April 30, 2013	Number of shares pledged as of May 31, 2013	Changes

—	—	—	—	—

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares pledged
		pledged as of	as of
Title	Name	April 30, 2013	May 31, 2013	Changes
—	—	—	—	—